UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Restaurant Brands International Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76131D103

(CUSIP Number)

Jill Granat

General Counsel and Corporate Secretary

c/o Restaurant Brands International Inc.

226 Wyecroft Road

Oakville, Ontario, L6K 3X7

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	William B. Sorabella, Esq. Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

November 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131D103	Page 2

1	Name of reporting person 3G Restaurant Brands Holdings General Partner Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 201,096,563†*
	9	Sole dispositive power 0
	10	Shared dispositive power 201,096,563†*
11	Aggregate amount beneficially owned by each person 201,096,563†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 43.8%
14	Type of reporting person CO

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 76131D103	Page 3

1	Name of reporting person 3G Restaurant Brands Holdings LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 201,096,563†*
	9	Sole dispositive power 0
	10	Shared dispositive power 201,096,563†*
11	Aggregate amount beneficially owned by each person 201,096,563†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 43.8%
14	Type of reporting person PN

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Explanatory Note:

This Amendment No. 6 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the “initial Schedule 13D”), as amended by Amendment No. 1, filed on September 25, 2015, Amendment No. 2, filed on December 7, 2015, Amendment No. 3, filed on December 16, 2015, Amendment No. 4, filed on November 1, 2017 and Amendment No. 5, filed on November 13, 2017 (as amended, the “Schedule 13D”), amends and restates, where indicated, the Schedule 13D relating to the Common Shares of Restaurant Brands International Inc. (the “Issuer”) by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership (“3G RBH”). Capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment is being filed primarily to provide additional detail about the 2017 Distribution (as defined below).

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to add the following language:

On November 15, 2017, the Reporting Persons distributed 8,019,345 Exchangeable Units of Restaurant Brands International Limited Partnership (“RBI LP”) to certain limited partners of 3G RBH (the “2017 Distribution”).

The Reporting Persons continue to hold 201,096,563 Exchangeable Units, for which they have not submitted any exchange notice or engaged in a distribution. The Reporting Persons have no present plan or proposal to submit an exchange notice or engage in a distribution regarding these Exchangeable Units.

Except as set forth in this Schedule 13D and in connection with the Transactions, the 2017 Sale, the 2017 Distribution and the other transactions discussed herein, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) and (b)

As a result of the consummation of the Transactions, the Partnership Agreement, the Voting Trust Agreement and the subsequent transactions discussed herein, 3G RBH GP and 3G RBH beneficially own and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 201,096,563 Exchangeable Units. All Common Shares and Exchangeable Units numbers and percentages are based on (i) 237,532,560 total Common Shares outstanding as of October 20, 2017, according to information provided by the Issuer on its Form 10-Q filed on October 26, 2017 and (ii) 226,839,418 Common Shares that would be issued upon exchange of the 226,839,418 Exchangeable Units outstanding as of October 20, 2017, according to information provided by RBI LP on its Form 10-Q filed on October 26, 2017, and after giving effect to the transactions discussed herein, including the repurchase by the Issuer of 5,000,000 Exchangeable Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transactions or subsequent transactions discussed herein by 3G RBH, that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

(c)

On November 8, 2017, the Reporting Persons sold 4,050,594 Common Shares at a price of $64.70 per share, in the open market through a broker. On November 8, 2017, RBI LP completed the repurchase of 5,000,000 Exchangeable Units from the

Reporting Persons for cash based on the 20-day volume weighted average price of the Issuer’s common shares. On November 15, 2017, the Reporting Persons distributed 8,019,345 Exchangeable Units to certain limited partners of 3G RBH pursuant to the terms of 3G RBH’s limited partnership agreement. Except as stated otherwise in this Item 5(c) or in Item 4 herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2017

3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G RESTAURANT BRANDS HOLDINGS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director